BLANKINSHIP VALUE FUND

A Series of Blankinship Funds, Inc.

March 1, 2010

Division of Investment Management

United States Securities and Exchange Commission

Washington, D.C.  20549

Re: Blankinship Funds, Inc. (File Nos. 333-106627 and 811-21387)

Dear Sir or Madam:

On January 25th, 2009, I submitted an amendment to the registration statement of Blankinship Funds, Inc. in accordance with Rule 485(a) under the Investment Company Act, to be effective 60 days after filing, or sooner if declared effective by your office.  I have received verbal comments on that filing from Ms. Deborah O’Neil Johnson of your office.  In accordance with her suggestions, I am submitting the attached amendment to the Fund’s registration statement to address those comments, to be effective immediately under Rule 485(b).  Below is a listing of the comments received, with an explanation of how each comment has been addressed.

Comments on the Prospectus

Comment:  The Fund’s exchange ticker should be on the cover page of the Prospectus.

Response:  The Fund does not have an exchange ticker symbol.

Comment:  In the Prospectus Table of Contents and the body of the Prospectus, the word “Principal” should appear in front of the headings for “Investment Strategy Summary” and “Risk Summary”.

Response:  Incorporated into the amendment.

Comment:  In the “Fees and Expenses” section of the Prospectus, footnotes should be eliminated.  Footnotes 1, 2 and 3 can be shortened and included in parentheses on the lines referencing them.

Response: Incorporated into the amendment.

Comment: The paragraph after the expense example numbers should be deleted.

Response: Incorporated into the amendment.

Comment: In the first sentence of the Investment Strategy Summary, the word “securities” should be clarified.

Response: A subsequent sentence has been revised to expand on the meaning of “securities”.  The sentence reads, “To increase its opportunities to find good values, the Fund is open to a broad range of securities, including common and preferred stocks, convertible securities and bonds.

Comment: In the Investment Strategy Summary, in the 4th sentence, the word “stocks” should be changed to “securities”.

Response: Incorporated into the amendment

Comment: In the Investment Strategy Summary, it should be clarified that the Fund may buy bonds of any maturity.

Response: Incorporated into the amendment.

Comment: In the Risk Summary, “Micro-cap/Small Company Risk” has been described but there is no mention of Mid-cap or Large-cap risk.

Response: The risk item has been re-titled to “Small Company Risk”.  The intent is to clarify that smaller companies are typically entail greater risk than large companies.  As a result, this risk does not apply to large companies.

Comment: Consider adding Interest Rate Risk and Credit Risk.

Response: High-Yield Risk has been renamed as “Credit Risk”.  Interest Rate Risk has been added as suggested.

Comment: In the introduction to the Performance section it should be clarified that the performance numbers also provide an indication of risk.

Response: The initial sentence has been revised as suggested.

Comment: The partial year 2004 should be removed from the bar chart.

Response: Incorporated into the amendment.

Comment: The second paragraph of the Performance section should be revised by deleting the first sentence and the part in the second sentence referring to “Non-shareholders”.  The footnote referring to the 2004 partial year should also be deleted.

Response: Incorporated into the amendment.

Comment: In the table of Average Annual Total Returns, the footnote regarding the S&P 500 Index should be placed on the line with parentheses instead of below the table.

Response: Incorporated into the amendment.

Comment: In the Fund Management Summary, the part after “President of the Adviser” should be deleted.

Response: Incorporated into the amendment.

Comment: Under “Sale of Fund Shares, the second sentence should be deleted.

Response: Incorporated into the amendment.

Comment: Under “Tax Information”, the final sentence should be deleted.

Response: Incorporated into the amendment.

Comment: “Financial Intermediary Compensation should be removed.

Response: Incorporated into the amendment.

Comment: On page 7, in the expanded description of Investment Strategies, clarify that this is stating the Adviser’s viewpoint or opinion regarding the definition of “great companies”.

Response: Incorporated into the amendment… In the Adviser’s view, “great companies” are those which…”

Comment: In the Risk section which follows the initial summary prospectus, either change the heading so it is not “Principal Risks”, or move them up to the Principal Risks in the summary section.  Ensure that all Principal Risks from the summary section are listed here as well.

Response: The section has been re-titled to “Risks”.  All Principal Risks are included in this section as well, in accordance with the comment.

Comment: Under “Portfolio Manager”, limit the description to the most recent five years.

Response: The experience description has been revised according to the comment.

Comment: Under “Pricing of Fund Shares”, clarify that the price paid for shares is based on the next calculated NAV after  receipt of the order.

Response: Incorporated into the amendment.

Comment: Under “Short-Term Trading Policies and Redemption Fee”, specify whether the Board has adopted related procedures.

Response: The section has been revised to include a statement that the Fund’s Board has approved a fee of 1% on redemptions made within one year of the initial investment in a new account.

Comment: Under “Financial Highlights”, change “period of the Fund’s operations” to “past five years”.

Response: Incorporated into the amendment.

Comments on the Statement of Additional Information

Comment: Under “Foreign Securities” there is a statement that the Fund will only invest in foreign issuers that are domiciled in nations considered to have stable and friendly governments.  There is a subsequent statement that the Fund may invest in emerging markets.  These appear to be somewhat contradictory.

Response: The initial statement has been revised to read, “Although the Fund will only invest in foreign issuers that are domiciled in nations the Adviser believes have sufficiently stable and friendly governments, judgments are required and there is the possibility of unanticipated expropriation, confiscation, taxation…” (italics added to emphasize the added wording which highlights that judgment is a key factor and risks still exist).

Comment: Under “Master-Feeder Option”, clarify that this is subject to the limitations of Section 12(d)(1) of the Investment Company Act of 1940.

Response: Incorporated into the amendment.

Comment: Under “Brokerage Allocation and Other Practices”, it states that the Adviser may pay higher brokerage commissions in return for research and analysis.  At the end of the section, it states that it is the policy of the Adviser not to give consideration to research services, sales of shares of the Fund, or marketing assistance as factors in the selection of brokers and dealers. These two statements appear to be contradictory regarding research services.

Response:  The statement at the end of the section has been revised by deleting “research services” from the list of factors which will not be considered.

Comments on Part C: Other Information

Comment: The first item (Exhibits) is now number 28.  This item and the subsequent items should be re-numbered accordingly.

Response: Incorporated into the amendment.

I appreciate the feedback that has been provided to improve the Fund’s registration statement.    For any questions or concerns you may have, I can be reached at (703) 356-6121, or by email to rex@blankinship.com.

Sincerely,

/s/ Rex Blankinship

Rex Blankinship, Ph.D., CPA

President

1210 South Huntress Court   •   McLean, VA 22102   •   703 356 6121  •   800 240 9631  •   Fax: 703 356 6121